UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING SEC File Number: 001-34037 CUSIP Number: N/A

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Superior Energy Services, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1001 Louisiana Street, Suite 2900

Address of Principal Executive Office (Street and Number)

Houston, TX 77002

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Superior Energy Services, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (the “Form 10-Q”). On December 7, 2020, SESI Holdings, Inc. (formerly known as Superior Energy Services, Inc.) (“Legacy Superior”), and certain of its direct and indirect wholly-owned domestic subsidiaries (together with Legacy Superior, the “Affiliate Debtors”), filed voluntary petitions for relief (the “Chapter 11 Cases”) under Chapter 11 of Title 11 of the United States Code (“Chapter 11”) in the United States Bankruptcy Court for the Southern District of Texas Houston Division (the “Bankruptcy Court”), and, in connection therewith, the Affiliate Debtors filed with the Bankruptcy Court the proposed Joint Prepackaged Plan of Reorganization under Chapter 11 (as amended, modified or supplemented from time to time, the “Plan”).

As reported in the Company’s Report on Form 8-K filed with the U.S. Securities and Exchange Commission on February 3, 2021, on January 19, 2021, the Bankruptcy Court entered an order, Docket No. 289, confirming and approving the Plan and on February 2, 2021, the conditions to effectiveness of the Plan were satisfied or waived and Legacy Superior emerged from Chapter 11.

As disclosed in a Form 12b-25 filed on August 13, 2021, the considerable time and resources management has devoted to the Chapter 11 Cases, the related restructuring under the Plan, and the implementation of fresh start accounting, the Company’s management needed more time to prepare, review and evaluate the Company’s financial statements and disclosures for its Quarterly Reports on Form 10-Q for the periods ended March 31,2021 and June 30, 2021, which were previously filed on September 30, 2021 and October 29, 2021, respectively. Due to the delay in filing its Quarterly Reports on Form 10-Q for the periods ended March 31, 2021 and June 30, 2021 the Company will require additional time to complete the preparation of the Form 10-Q.

Additionally, the Company previously reported that a material weakness had been identified in its internal control over financial reporting as it did not effectively operate control activities to appropriately consider all potential income tax alternatives relating to uncertain tax positions. Management expects this matter to remain unremediated at the filing date of the Form 10-Q.

The Company is working diligently to file the Form 10-Q, but cannot guarantee the exact date on which it will be filed. The Company plans to file the Form 10-Q as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Blaine D. Edwards	(713)	654-2200
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒    No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the delay in finalizing certain financial and other related data in the Form 10-Q, the Company’s results of operations for the period ended September 30, 2021 have not been finalized. As a result, the Company is currently unable to provide a reasonable estimate of certain of the results or the anticipated changes from prior period results. However, the Company currently estimates that:

•
Revenue for the three-month period ended September 30, 2021 is estimated to be approximately $178.6 million, an increase of approximately $42.6 million, or 31%, as compared to the three-month period ended September 30, 2020. These results reflect the reclassification of certain operations to Discontinued Operations for the previously announced sale of Complete Energy Services, Inc., a subsidiary of the Company and part of the Company’s U.S. Land region, in the third quarter of 2021.

•
As of September 30, 2021, the Company had cash, cash equivalents and restricted cash of approximately $272.8 million.

The foregoing is based on the Company’s current expectations and assumptions as of the date of this filing and involves a number of risks and uncertainties which may cause actual results to differ from these preliminary estimates, potentially materially. The risks include, but are not limited to, unexpected changes arising during the ongoing quarterly review procedures. The Company’s results of operations for the fiscal period ended September 30, 2021 will not be comparable to the corresponding prior year due to the implementation of the Plan and the application of fresh start accounting.

The Company’s actual results may differ materially from these estimates due to the completion of financial closing procedures, final adjustments and other developments that may arise between now and when the financial results for the Company’s Form 10-Q are finalized. Estimates of results are inherently uncertain and subject to change, and the Company undertakes no obligation to update this information. In addition, the preliminary results for the three months ended September 30, 2021 are not necessarily indicative of future performance of any other period. See “Forward-Looking Statements.”

Forward-Looking Statements

This notification contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks” and “estimates,” variations of such words and similar expressions identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements, and the assumptions on which they are based, are inherently speculative and are subject to a number of risks and uncertainties that could cause our actual results to differ materially from such statements. Investors are cautioned that many of the assumptions on which our forward-looking statements are based are likely to change after such statements are made. We undertake no obligation to update any of our forward-looking statements for any reason, notwithstanding any changes in our assumptions, changes in our business plans, our actual experience, or other changes. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Superior Energy Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	November 15, 2021	By	/s/ James W. Spexarth
James W. Spexarth Interim Chief Financial Officer